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                           December 28, 2020

       Niccolo de Masi
       Chief Executive Officer
       dMY Technology Group, Inc.
       1180 North Town Center Drive, Suite 100
       Las Vegas, Nevada 89144

                                                        Re: dMY Technology
Group, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 16,
2020
                                                            File No. 333-251390

       Dear Mr. de Masi:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Morris at (202) 551-3314 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Joel Rubinstein